EXHIBIT (b)(4)(l)

FARMERS NEW WORLD LIFE INSURANCE COMPANY GUARANTEED MINIMUM DEATH BENEFIT RIDER

Benefit

The death benefit payable in the event of the last surviving Annuitant’s death before the annuity start date is enhanced as described below.

The death benefit payable upon the death of the last surviving Annuitant is the greater of:

a)       the death benefit described in the contract to which this rider is attached; or                     {    }

b)       premiums accumulated daily at an effective annual rate of 2.5% through the earlier of the date of death and the contract anniversary coincident with or next following the Annuitant’s 80th birthday, minus proportional reductions for withdrawals; or

c)       the Greatest Anniversary Value (calculated as described below) for the anniversaries through the earlier of the date of death and the contract anniversary coincident with or next following the Annuitant’s 80th birthday, minus proportional reductions for withdrawals.

If the last surviving Annuitant dies after the contract anniversary coincident with or next following the Annuitant’s 80th birthday, the amounts calculated under b) and c) will be increased by premiums received and proportionately reduced by withdrawals since that anniversary.

If the last surviving Annuitant was older than 80 on the Issue Date, then no death benefit will be payable under b) or c).

The death benefit provided by this rider will never be greater than the maximum death benefit allowed by any nonforfeiture laws that govern this contract.

The proportional reductions for withdrawals are determined independently for items b) and c). The proportional reduction for each withdrawal is equal to the product of:

1.  the death benefit available under the item being considered (either b or c) immediately prior to the withdrawal, and

2.  the ratio of the amount withdrawn (including any charges) to the contract value immediately before the withdrawal.

The Greatest Anniversary Value referred to in c) is calculated as follows. An anniversary value is defined for each eligible anniversary as the contract value on that anniversary increased by premiums accepted since that anniversary and proportionately reduced for withdrawals since that anniversary. The largest such anniversary value is the Greatest Anniversary Value.

Charge	The charge for this rider is deducted from each of the subaccounts on each valuation day. The charge will never exceed the maximum charge shown on the Contract Specifications page.

Termination

This rider will end when:

1.  the contract ends

2.  settlement option payments begin; or

3.  we receive your signed request for termination.

When this rider is terminated, the rider charge will be terminated. Once the contract has been terminated, this rider cannot be reinstated.

Contract	This rider is subject to all the terms of the contract, except as modified in this rider.

Annual Report	The contract Annual Report will include the Guaranteed Minimum Death Benefit Rider death benefit amount as of the end of the report period.

Attached to and made a part of this contract effective as of the date of issue of the contract.

FARMERS NEW WORLD LIFE INSURANCE COMPANY

ICC11-2011-GMDB	44220 (398)

ICC11-2011-GMDB	44220 (398)